UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Y-MABS THERAPEUTICS, INC.

(Name of Subject Company)

Y-MABS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

984241109

(CUSIP Number of Class of Securities)

Michael Rossi

President and Chief Executive Officer

Y-mAbs Therapeutics, Inc.

202 Carnegie Center Drive

Suite 301

Princeton, New Jersey 08540

(646) 885-8505

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Sarah K. Sellers

Bill Sorabella

Bill Roegge

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company” or “Y-mAbs”), by Perseus BidCo US, Inc., a Delaware corporation (“Parent”), and Yosemite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of August 4, 2025 (the “Merger Agreement”), by and among the Company, Parent, Purchaser, and Stark International Lux, a Luxembourg private limited liability company (société à responsabilité limitée). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of common stock of the Company, $0.0001 par value per share (the “Shares”), at an offer price of $8.60 per Share in cash, without interest, and subject to any applicable withholding taxes. If successful, the Tender Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following communications relating to the proposed Tender Offer and the Merger:

•	Exhibit 99.1: A message to Company employees from Parent, dated August 6, 2025.

•	Exhibit 99.2: Employee FAQ, dated August 6, 2025.